EXHIBIT 17

Chunghwa  Telecom

August 12, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2012

1)             Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Aug	Invoice amount	17,172,489	17,745,227	(-)572,738	(-)3.23%

Jan-Aug	Invoice amount	131,974,836	130,304,780	(+)1,670,056	(+)1.28%

Aug	Net sales	16,020,239	17,323,629	(-)1,303,390	(-)7.52%

Jan-Aug	Net sales	125,798,368	128,815,493	(-)3,017,125	(-)2.34%

b                 Trading purpose : None